Exhibit 99.1

Foresight: Eye-Net Receives $3 Million Investment Reflecting $55 Million Valuation

Ness Ziona, Israel – December 4, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that it and its majority- owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), have entered into definitive agreements with institutional investors (the “Investors”) for an investment in Eye-Net, based on an Eye-Net pre-money valuation of $55 million. The gross proceeds of the investment amounted to $3 million, before deducting finders’ fees and other estimated offering expenses.

The investment was executed through the direct purchase of approx. 5.17% of Eye-Net’s ordinary shares. Eye-Net granted the investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30 million.

In addition, Foresight agreed to issue warrants to purchase American Depositary Shares (“ADSs”), each representing 30 ordinary shares of Foresight, as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.02 per ADS, exercisable until 120 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each investor divided by (B) 97% of the lowest VWAP (as defined in Series A Warrants) of the ADSs on the Nasdaq Capital Market (“Nasdaq”) during the five trading days preceding the exercise date, which in no event shall be less than $1.40; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 1,714,286 ADSs, and (ii) Series C Warrants to purchase up to 1,036,866 ADSs at an exercise price of $2.7125 per ADS, exercisable until November 30, 2027. In addition, the Company agreed to reprice the exercise price of Series B Warrants, issued to two of the Investors on March 11, 2025, from $6.0375 per ADS to $2.7125 per ADS.

The Series A Warrants and Series C Warrants will not be listed for trade; however, Foresight will file a resale registration statement with the Securities and Exchange Commission to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series C Warrants (“Registration Statement”).

Eye-Net intends to use the net proceeds of this offering for working capital and other general corporate purposes.

The securities described above were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), Rule 506(b) of Regulation D promulgated thereunder and/or Regulation S. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected closing of the offering and the anticipated use of proceeds. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654